October 8, 2008

Via EDGAR

Securities and Exchange Commission
Attn: Craig Ruckman, Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

	Re:	American National Investment Accounts, Inc. (CIK 0000867050)
		File No. 811-06155
		N-14/A Pre-Effective Amendment No. 5

Ladies and Gentlemen:

On behalf of American National Investment Accounts, Inc. (the "Fund"), filed herewith is Pre-Effective Amendment No. 5 to the Fund's Form N-14 originally filed on August 21, 2008. The Fund is requesting effectiveness on October 9, 2008. Pre-Effective Amendment No. 5 reflects the following changes from Pre-Effective Amendment No. 4:

1. The requested effective date is October 9, 2008, and proxy materials are dated as of such date;
2. The approximate mailing date is changed to October 9, 2008;
3. Notes accompanying the pro forma financial statements in Part B have been added; and
4. Dates of signatures in Part C have been changed to reflect today's filing date.

Sincerely,

/s/ Teresa E. Axelson
Vice President, Secretary and Chief Compliance Officer
American National Investment Accounts, Inc.